FORM 5	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b). Form 3 Holdings Reported Form 4 Transactions Reported

ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

OMB Number: 3235-0362 Expires: January 31, 2005 Estimated average burden hours per response. . .0.5 Filed By Romeo and Dye's Section 16 Filer www.section16.net

1. Name and Address of Reporting Person* MOBAYEN, AMIR	2. Issuer Name and Ticker or Trading Symbol MSC.Software Corporation MNS		6. Relationship of Reporting Person(s) to Issuer (Check all applicable) Director 10% Owner X Officer (give title below) Other (specify below) Vice President
(Last) (First) (Middle) 2 MacArthur Place	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Year February 2003
(Street) Santa Ana, CA 92707		5. If Amendment, Date of Original (Month/Year)	7. Individual or Joint/Group Filing (Check Applicable Line) X Form filed by One Reporting Person Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Trans- action Date (Month/ Day/ Year)	2A. Deemed Execution Date, if any (Month/Day/ Year)	3. Trans- action Code (Instr. 8)	4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)			5. Amount of Securities Beneficially Owned at End of Issuer's Fiscal year (Instr. 3 & 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
				Amount	(A) or (D)	Price

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

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FORM 5 (continued)	Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Derivative Security	3. Trans- action Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Trans- action Code (Instr. 8)	5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)		6. Date Exercisable and Expiration Date (Month/Day/ Year)		7. Title and Amount of Underlying Securities (Instr. 3 & 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned at End of Year (Instr. 4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
					(A)	(D)	Date Exer-cisable	Expira- tion Date	Title	Amount or Number of Shares
MSC Phantom Stock	1 for 1	4/30/02		A	183.155		Immediately	(2)	Common Stock	183.155	$12.14	183.155	D
MSC Phantom Stock	1 for 1	4/30/02		A	16.934		Immediately	(2)	Common Stock	16.934	$19.65	200.089	D
MSC Phantom Stock	1 for 1	5/7/02		A	.191		Immediately	(2)	Common Stock	.191	$11.92	200.28	D
MSC Phantom Stock	1 for 1	5/17/02		A	28.199		Immediately	(2)	Common Stock	28.199	$11.80	228.479	D
MSC Phantom Stock	1 for 1	5/24/02		A	29.816		Immediately	(2)	Common Stock	29.816	$11.16	258.2995	D
MSC Phantom Stock	1 for 1	6/6/02		A	.028		Immediately	(2)	Common Stock	.028	$9.84	258.323	D
MSC Phantom Stock	1 for 1	6/12/002		A	33.668		Immediately	(2)	Common Stock	33.668	$9.88335	291.991	D
MSC Phantom Stock	1 for 1	7/2/02		A	38.385		Immediately	(2)	Common Stock	38.385	$8.67	330.376	D
MSC Phantom Stock	1 for 1	7/16/02		A	36.749		Immediately	(2)	Common Stock	36.749	$9.45	367.125	D
MSC Phantom Stock	1 for 1	8/2/02		A	31.05		Immediately	(2)	Common Stock	31.05	$10.72	398.175	D
MSC Phantom Stock	1 for 1	8/12/02		A	31.332		Immediately	(2)	Common Stock	31.332	$10.62	429.507	D
MSC Phantom Stock	1 for 1	9/4/02		A	32.375		Immediately	(2)	Common Stock	32.375	$10.28	461.882	D
MSC Phantom Stock	1 for 1	9/18/02		A	34.953		Immediately	(2)	Common Stock	34.953	$9.52	496.835	D
MSC Phantom Stock	1 for 1	10/2/02		A	.007		Immediately	(2)	Common Stock	.007	$8.42	496.842	D
MSC Phantom Stock	1 for 1	10/10/02		A	134.339		Immediately	(2)	Common Stock	134.339	$5.11	631.181	D
MSC Phantom Stock	1 for 1	10/28/02		A	72.971		Immediately	(2)	Common Stock	72.971	$4.56	704.152	D
MSC Phantom Stock	1 for 1	11/6/02		A	.036		Immediately	(2)	Common Stock	.036	$6.17	704.188	D
MSC Phantom Stock	1 for 1	11/13/02		A	54.46		Immediately	(2)	Common Stock	54.46	$6.11	758.649	D
MSC Phantom Stock	1 for 1	11/26/02		A	45.96		Immediately	(2)	Common Stock	45.96	$7.24	804.608	D
MSC Phantom Stock	1 for 1	12/11/02		A	48.941		Immediately	(2)	Common Stock	48.941	$6.80	853.549	D
MSC Phantom Stock	1 for 1	12/27/02		A	44.605		Immediately	(2)	Common Stock	44.605	$7.46	898.154	D
MSC Phantom Stock	1 for 1	1/8/03		A	.007		Immediately	(2)	Common Stock	.007	$8.12975	898.161	D
MSC Phantom Stock	1 for 1	1/17/03		A	239.391		Immediately	(2)	Common Stock	239.391	$8.51	1137.552	D
MSC Phantom Stock	1 for 1	1/21/03		A	39.85		Immediately	(2)	Common Stock	39.85	$8.35	1177.402	D
MSC Phantom Stock	1 for 1	1/24/03		A	39.379		Immediately	(2)	Common Stock	39.379	$8.45	1216.781(1)	D

Explanation of Responses:

(1) Shares acquired pursuant to MSC's 1994 Supplemental Retirement and Deferred Compensation Plan.
(2) Shares of phantom stock are generally payable following termination of reporting person's employment with MSC.

By: /s/ Amir Mobayen **Signature of Reporting Person	02/13/03 Date

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

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          If space is insufficient, See Instruction 6 for procedure.

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